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                                                                    Exhibit 99.1



                     GIGAMEDIA ANNOUNCES BOARD RESIGNATIONS


TAIPEI, Taiwan, December 15, 2003 - GigaMedia Limited ("GigaMedia" or the "Company") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced the resignation of two of its directors from the Company's board of directors. Today's resignations are in connection with the Company's announcement on December 1, 2003 of the addition of two new directors, whose appointments were intended to replace the positions resigned today.

Directors Leslie Koo and Gwo-yeu Tsai have resigned from GigaMedia's board in order to focus on other business commitments. Their resignations become effective immediately.


ABOUT GIGAMEDIA
GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The Company's online/offline business model provides the Company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively. Online, the Company operates a major broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The Company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the Company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, the Company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com. Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from
< http://ir.giga.net.tw >.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F/A filed with the United States Securities and Exchange Commission in August 2003.


Contact:
GigaMedia Limited
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw